VIA EDGAR

May 21, 2019

John Reynolds

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Kimbell Royalty Partners, LP Registration Statement on Form S-3 (File No. 333-230986)

Ladies and Gentlemen:

On behalf of Kimbell Royalty Partners, LP, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington, D.C. time, on May 23, 2019, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

KIMBELL ROYALTY PARTNERS, LP

By:	Kimbell Royalty GP, LLC,
its general partner

By:	/s/ Matthew S. Daly
Matthew S. Daly
Chief Operating Officer

cc:                                Jason Rocha, Baker Botts L.L.P.

Joshua Davidson, Baker Botts L.L.P.